UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2025 (Report No. 3)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

On February 25, 2025, SciSparc Ltd. (the “Company”) entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors, pursuant to which the Company agreed to sell and issue to the investors convertible debentures (the “Debentures”) in the aggregate principal amount of $4.2 million (the “Subscription Amount”), which are convertible into the Company’s ordinary shares, no par value per share (the “Ordinary Shares” and, as converted, the “Conversion Shares”), at a purchase price equal to 95% of the Subscription Amount. The issuance and sale of the Debentures is subject to certain conditions and limitations.

The Debentures, when issued, will mature on the one-year anniversary of the issuance date of the Debentures. Further, interest will accrue on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an Event of Default (as defined in the Debentures) for so long as such Event of Default remains uncured. The investors will have the right to convert the Debentures into Ordinary Shares at the lower of (i) 110% of volume weighted average price of the Ordinary Shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the Ordinary Shares during the twenty (20) consecutive trading days immediately preceding the conversion date or other date of determination (the “Market Price”); provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing.

At the closing of the transaction, the Company shall issue to the investors warrants (the “Warrants”), which shall be exercisable into a number of Ordinary Shares (the “Warrant Shares”) equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date. The Warrants will be exercisable for a term of five years from the issuance date.

The Company entered into a global guaranty agreement (the “Global Guaranty Agreement”) with one of the investors (the “Investor”) through certain of the Company’s subsidiaries, pursuant to which such subsidiaries will guaranty the Company’s obligations under the Debenture with the Investor and other instruments, agreements or other items executed or delivered pursuant to the Global Guaranty Agreement.

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company subsidiaries, pursuant to which the Company has agreed to provide to the Investor registration rights under the Securities Act of 1933, as amended (the “Act”) and the rules and regulations promulgated thereunder, and applicable state securities laws.

In connection with the transaction, on February 25, 2025, the Company entered into a Deed of Assignment (the “Deed”) with AutoMax Motors Ltd. (“AutoMax”), and three of the investors. Pursuant to the Deed, the Company assigned part of the Subscription Amount in the amount of $2 million to AutoMax in lieu of making the payment under the Loan Agreement (the “Loan Agreement”) to which the Company entered into with AutoMax on February 24, 2025. Pursuant to the Loan Agreement, the Company extended to AutoMax a loan in the amount of $2 million (the “Loan Amount”). The Loan Amount is due and payable on a monthly basis, as follows: (i) each month subsequent to February 24, 2025, AutoMax shall pay $50,000 (the “Monthly Payment”), and the interest of 8% per annum accrued on outstanding Loan Amount up to the payment date; (ii) upon the consummation of the merger, pursuant to the Agreement and Plan of Merger dated April 10, 2024, among the Company, SciSparc Merger Sub Ltd. and AutoMax, the remaining interest on the Loan Amount shall be cancelled and forgiven, and AutoMax shall continue making Monthly Payments, towards the remaining Loan Amount.

The Company’s press release dated February 27, 2025, announcing the signing of the Loan Agreement is attached hereto as Exhibit 99.1.

The Debentures, the Warrants, the Conversion Shares, the Warrant Shares and the Guarantees to be issued pursuant to the Securities Purchase Agreements are exempt from the registration requirements of the Act, pursuant to Section 4(a)(2) thereof, and/or Rule 506 of Regulation D promulgated by the Securities and Exchange Commission (the “SEC”). The Company has agreed to file a registration statement with the SEC to register the resale of the Conversion Shares and Warrant Shares.

This Report of Foreign Private Issuer on Form 6-K (the “Report”) shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the form of Debenture, form of Warrants, form of Securities Purchase Agreement and Securities Purchase Agreement with the Investor, Global Guaranty Agreement, Registration Rights Agreement and Loan Agreement does not purport to be complete and is qualified in its entirety by the terms of Debenture, Warrants, form of Securities Purchase Agreement and Securities Purchase Agreement with the Investor, Global Guaranty Agreement, Registration Rights Agreement and Loan Agreement, which are attached hereto as Exhibits 4.1, 4.2, 10.1, 10.2, 10.3, 10.4 and 10.5, as applicable, and are incorporated herein by reference.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-269839, 333-266047, 333-233417, 333-248670, 333-255408 and 333-275305) and on Form S-8 (File Nos. 333-225773 and 333-278437) filed with the SEC to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Additional Information and Where You Can Find It

In connection with the proposed transactions between the Company and AutoMax, the Company has filed a registration statement and a proxy statement with the SEC. This communication is not a substitute for the registration statement, the proxy statement or any other documents that the Company may file with the SEC or send to its shareholders in connection with the proposed transactions. Before making any voting decision, investors and securityholders are urged to read the registration statement or the proxy statement, as applicable, and all other relevant documents filed or furnished or that will be filed with or furnished to the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

You may obtain free copies of the proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the proxy statement will be available free of charge on the Company’s website at https://investor.scisparc.com, by contacting the Company’s Investor Relations at IR@scisparc.com or by phone at +972-3-6167055.

Participants in Solicitation

The Company, AutoMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of the Company’s ordinary shares in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 1, 2024. Other information regarding the interests of such individuals, as well as information regarding AutoMax’s directors and executive officers and other persons who may be deemed participants in the proposed transaction, will be set forth in the proxy statement, which will be filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This Report will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT INDEX

Exhibit No.
4.1	Form of Convertible Debenture.
4.2	Form of Warrant.
10.1	Form of Securities Purchase Agreement.
10.2	Securities Purchase Agreement, dated February 25, 2025, between SciSparc Ltd. and each of the investors on the Schedule of Buyers as Schedule 1 thereto.
10.3	Global Guaranty Agreement, dated February 25, 2025, by Brain Bright Ltd. and Evero Health Ltd. in favor of the Investor.
10.4	Registration Rights Agreement, dated February 25, 2025, by and between the Investor and SciSparc Ltd.
10.5	Loan Agreement, dated February 24, 2025, by and between SciSparc Ltd. and AutoMax Motors Ltd.
99.1	Press Release issued by SciSparc Ltd. titled “SciSparc Extends $2 Million Loan to Support AutoMax’s Growth Following AutoMax’s Entry into Direct Import of JAC Electric Vehicles.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: February 27, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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